EXHIBIT 99.1

O2Micro to Announce Fourth Quarter 2019 Results

GEORGE TOWN, Grand Cayman, Jan. 22, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Fourth Quarter ending December 31st 2019, on Thursday, February 6th, 2020.

The press release will be followed by a conference call at 6:00 a.m. (Pacific), 9:00 a.m. (Eastern). You may participate using the following dial-in information.

Conference Code: 2629343
Participants, Int'l Toll:  +1 334-323-0501
Participants, US/CAN:  800-353-6461

The Call-in Audio Replay will be available following the call from February 6th 12:00PM Eastern Time (US & Canada) (UTC-05:00) through February 13th 12:00PM Eastern Time (US & Canada) (UTC 5:00)
https://events.globalmeet.com/Public/ReplayNumbers/ZW5jPTVibkRBczJ6VHUzbE12NElMSlgvYzVBb2xHcU44dzlyNnJveWZIYkVwdVdqYk5jYU5lYUs2b3ZCdjNrY2drRVJKTzlhcXdPWDZkYzlTeXE5K2xVallnPT0%3d

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include Backlighting, Battery Management, Power Management and LED General Lighting.
The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:   ir@o2micro.com